August 17, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Mast
Daniel Gordon
Chris Edwards
Laura Crotty

Re:	Procaps Group, S.A.
Amendment No. 1 to Registration Statement on Form F-4
Filed July 30, 2021
File No. 333-257222

Ladies and Gentlemen:

On behalf of Procaps Group, S.A. (the “Company”), reference is made to the letter dated August 13, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) through EDGAR in response to the Staff’s comments.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to Amendment No. 2, when applicable). The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 1 to Form F-4

The Background of the Business Combination, page 114

1.	We note the revisions in response to comment 12. Please disclose the enterprise values that correspond to the multiples of EBITDA that are discussed in this section.

In response to the Staff’s comment, the Company has revised its disclosure on pages 116, 117, 118 and 119 of Amendment No. 2.

Certain Unaudited Procaps Prospective Financial Information, page 128

2.	We note the response to prior comment 17. Given the increases in compound annual growth rates for revenues, gross profits and net income from the 2019-2020 period, please explain the assumptions underlying these projections.

In response to the Staff’s comment, the Company has revised its disclosure on page 131 of Amendment No. 2.

Securities and Exchange Commission

August 17, 2021

Intellectual Property, page 184

3.	We note the table that was added in response to comment 22. Please remove patents that have expired and tell us the significance to your business of the patents that have recently expired.

In response to the Staff’s comment, we respectfully advise the Staff that the table titled “Patents Granted as of December 31, 2020” that was added in response to comment 22 of the letter dated July 16, 2021 from the Staff (the “Prior Comment Letter”) does not include any patents that have expired. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 186 and 187 of Amendment No. 2 to make it clear that none of the patents have expired.

The Company supplementary informs the Staff that to complement the Company’s response to comment 23 of the Prior Comment Letter, the Company has included on pages 16, 46, 143, 241, 242 and 243 of Amendment No. 2 the information in Item 6.A of Form 20-F for the seventh nominee to the Company’s board of directors.

* * * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954)768-8210 or perezf@gtlaw.com.

Very truly yours,

Flora Perez, Esq.

cc:	Ruben Minski, Procaps Group, S.A.
Alan Annex, Antonio Peña, Greenberg Traurig, P.A.
Kyle Bransfield, Dan Fink, Union Acquisition Corp. II
Jeffrey Cohen and Matthew S. Poulter, Linklaters LLP